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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-0842559 69183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lion Street Financial, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Congress Ave, Suite 2500
(No. and Street)

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Richards - 214.533.6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Rd, 5th Floor (Address) Austin (City) TX (State) 78754 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lion Street Financial, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTEN MCHALE
Notary Public, State of Texas
Comm. Expires 08-31-2020
Notary ID 130803503

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lion Street Financial, LLC

Report of Independent Registered Public Accounting Firm
And Financial Statements
December 31, 2016
Filed pursuant to Rule 17a-5(e)(3) as a Public Document

Lion Street Financial, LLC
Table of Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Lion Street Financial, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of Lion Street Financial, LLC (the Company) as of December 31, 2016, and the related statements of loss, changes in member's equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lion Street Financial, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Lion Street Financial, LLC's financial statements. The Supplemental Information is the responsibility of Lion Street Financial, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Austin, Texas
March 10, 2017

Lion Street Financial, LLC
Statement of Financial Condition
December 31, 2016

Assets

	2016
Assets	
Cash	$ 972,171
Prepaid expenses	40,383
Accounts receivable	58,264
Receivables from affiliate firms	137,795
Total assets	$ 1,208,613

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 62,953
Payable to affiliate firms	101,759
Accrued expenses	437,717
Total liabilities	602,429
Commitments and Contingencies (Note 4)	-
Member's Equity	
Member's contributed equity	5,581,178
Accumulated deficit	(4,974,994)
Total member's equity	606,184
Total liabilities and member's equity	$ 1,208,613

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC

Statement of Loss

Year Ended December 31, 2016

	2016
Commissions	$ 7,294,138
Interest	6,734
Total revenues	7,300,872
Expenses:	
Commissions	6,316,054
Salaries and related costs	1,258,867
Service Fees	185,348
General and administrative	197,643
Occupancy	64,367
Technology	60,862
Taxes and licenses	145,462
Travel and entertainment	78,374
Professional and legal	56,327
Compliance	63,666
Marketing and meetings	7,723
Transition assistance	56,218
Total expenses	8,490,911
Net Loss	$ (1,190,039)

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Changes in Member's Equity
Years Ended December 31, 2016

	Member's Contributed Equity	Accumulated Deficit	Total
Balance at December 31, 2015	$ 4,180,582	$ (3,784,954)	$ 395,628
Capital contributions	1,400,595	-	1,400,595
Net loss	-	(1,190,039)	(1,190,039)
Balance at December 31, 2016	$ 5,581,177	$ (4,974,993)	$ 606,184

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC

Statement of Cash Flows

Years Ended December 31, 2016

	2016
Cash Flows From Operating Activities	
Net loss	$ (1,190,039)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	4,320
Accounts receivable	957
Receivables from affiliate firms	(137,795)
Accounts payable	1,723
Payable to affiliate firms	(7,270)
Accrued expenses	73,936
Net cash used in operating activities	(1,254,168)
Cash Flows From Financing Activities	
Capital contributions	1,400,595
Net cash provided by financing activities	1,400,595
Net increase in cash	146,427
Cash at beginning of year	825,744
Cash at end of year	$ 972,171

Notes to the financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations
Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Lion Street, Inc. ("LSI").

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis. Insurance revenue is recognized during the period to which the statement pertains. Fee revenue is recognized on an as billed basis.

Income Taxes
As a single member limited liability company, the company is a disregarded entity and is not a separate tax paying entity for federal income tax purposes or in most state tax jurisdictions.

The Company's results of operations for the year ended December 31, 2106, are included in LSI's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are included in LSI's state income tax return. The Company does not have a formal tax sharing agreement in place with LSI and the Company does not make distributions to LSI for tax reimbursements. Accordingly, the Company has not reflected income taxes in the financial statements.

In addition, LSI has recognized a deferred tax asset, principally related to net operating loss carryforwards, which is fully allowed for as of December 31, 2016. In assessing the realizability of deferred tax assets, LSI's management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. LSI's management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. LSI concluded that the recoverability of the deferred tax assets was uncertain based upon cumulative losses and recorded a valuation allowance to fully reserve its deferred tax asset. The Company would have reached the same conclusion on a separate company basis. Therefore, there are no deferred taxes pushed

down to the Company as of December 31, 2016. There is no material separate company state tax liability during the current year. Therefore, there is no current taxes pushed down to the Company for the year ended December 31, 2016.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2013. However, due to the net operating loss carryforwards, tax years from 2010 forward remain subject to examination on a limited basis.

The Company is subject to the Texas gross margin tax. There is no Texas gross margin tax accrued for 2016.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in generally accepted accounting principles when it becomes effective and permits the use of either full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASSU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-12, ASU 2016-10, and ASU 2016-08. The Company has not yet selected a transition method and is currently evaluating the effect that standard will have on the financial statements.

In February 2016 FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating in the financial statements, with certain practical expedients available. Because our facilities are provided through an expense Sharing Agreement with LSI, this will have no impact on our financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 10, 2017, the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $369,742, which was $329,580 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.63 to 1 at December 31, 2016. There were no material differences between these audited numbers and the Company's FOCUS Filing.

3. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI to fund the Company through capital contributions. The Company is an indirect, wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. At December 31, 2016, LSI made capital contributions to the Company of $1,400,595 for working capital and to cover operating expenses.

The Company, in the course of its normal business, will generate receivables in the form of fees in arrears and payables in the form of commissions from its affiliate firms. Such firms have an ownership interest in the parent Company, and as such virtually all of these payables and receivables will be due either to shareholders, employees of shareholders, or to firm's owned by shareholders. The total outstanding receivables from affiliates as of December 31, 2016 was $137,795. The total amount of payables to affiliates as of December 31, 2016 was $101,759. No single producer-shareholder has an ownership interest in the company exceeding 1% of common share equivalents outstanding.

4. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation. For the year ended December 31, 2016, the Company had no claims or litigation.

5. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

6. Major Customers

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the year ended December 31, 2016, approximately 57% of the Company's total revenue was related to three companies as listed below:

- Customer A 26%
- Customer B 17%
- Customer C 14%

Supplemental Information

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness or Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Total member's equity	$	606,184
Deductions:		
Nonallowable assets:		
Prepaid expenses		(40,383)
Unsecured receivable and other assets		(196,059)
Total net capital	$	369,742
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	602,429
Total aggregate indebtedness	$	602,429
Computation of basic net capital requirement:		
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$	40,162
Minimum dollar net capital requirement of broker-dealer	$	5,000
Net capital requirement (greater of two above)	$	40,162
Excess net capital	$	329,580
Excess net capital at 1000% (net capital less greater of aggregate Indebtedness or 120% of the minimum net capital requirement)	$	309,499
Ratio of aggregate indebtedness to net capital		1.63 : 1

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2016.

Lion Street Financial, LLC

Statement Regarding Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15C 3-3 of the Securities and Exchange Commission

December 31, 2016

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.